October 24, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:     Kathryn Jacobson, Senior Staff Accountant
Christie Wong, Staff Accountant

Re:         Chegg, Inc.
Form 10-K for the Year Ended December 31, 2018
Filed February 25, 2019
Form 10-Q for the Quarter Ended June 30, 2019
Filed July 29, 2019
File No. 001-36180

Ladies and Gentlemen:

We are submitting this letter on behalf of Chegg, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on September 26, 2019 that relate to the Company’s Form 10‑K for the year ended December 31, 2018, filed with the Commission on February 25, 2019 (the “Form 10‑K”), and the Company’s Form 10‑Q for the quarterly period ended June 30, 2019, filed with the Commission on July 29, 2019 (the “Form 10‑Q”) (File No. 001‑36180). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K for Fiscal Year Ended December 31, 2018

Note 12 - Commitments and Contingencies, page 82

1.
We note your reference to the “Data Incident” on page 18 and in a Form 8K filed on September 25, 2018 that the Company had a data breach in April 2018 that affected 40 million users.  You indicated that to date, unauthorized users have not had a material effect on your Company.  Please tell us how you reached such conclusion.

Response:

The Company respectfully advises the Staff that it determined that the “Data Incident” did not have a material effect on the Company through the date of the filing of the Form 10‑K with the Commission, in light of the following facts: (1) the information obtained by an unauthorized party did not include users’ social security numbers, birthdates or financial information such as credit card information or bank account information; (2) user passwords were not stored as plaintext, and the Company initiated a password reset process for all user accounts; (3) the Company did not offer any broad‑based remedial measures such as free credit monitoring for users at the Company’s expense; (4) the Company expeditiously publicly disclosed the Data Incident within one week of learning of the Data Incident; (5) the Company’s users continued to use the Chegg Services platform following public disclosure of the Data Incident, as evidenced by the increase in subscribers to Chegg Services from 1.7 million subscribers as of June 30, 2018 to 1.9 million subscribers as of December 31, 2018; (6) the Company’s Total Net Revenues and Chegg Services Revenues were $74.2 million and $61.8 million, respectively, for the

U.S. Securities and Exchange Commission
October 24, 2019

quarter ended June 30, 2018, and $95.7 million and $81.7 million, respectively, for the quarter ended December 31, 2018, demonstrating that there was no decrease in Total Net Revenues or Chegg Services Revenues since the announcement of the Data Incident; (7) to date, the Company has not paid any damages related to the Data Incident; and (8) the Company had cybersecurity insurance in place prior to the occurrence of the Data Incident to mitigate any potential losses related to the Data Incident. Based on the foregoing facts, the Company concluded that the Data Incident did not have a material effect on the Company.

Additionally, tell us how you considered disclosure of the following, hereunder, elsewhere in this filing, and in your Forms     10-Q:

•	The details of such incident including your assessment of its magnitude and concomitant financial, legal or reputational consequences;

Response:

The Company respectfully advises the Staff that it has reviewed CF Disclosure Guidance: Topic No. 2 on Cybersecurity and the Commission Statement and Guidance on Public Company Cybersecurity Disclosures. Prior to filing the Form 10‑K, the Company previously provided the material details related to the incident in its Current Report on Form 8‑K dated September 25, 2018 (the “September 2018 Form 8‑K”), which included the date the unauthorized party obtained the Company’s information, the date the Company learned that Chegg information had been obtained by an unauthorized party, the total number of affected active and inactive users, the type of information that may have been obtained (and information that was not believed to have been obtained), and the Company’s intention to implement a password reset for all users. In the September 2018 Form 8‑K, the Company also stated that it did not believe that the Data Incident would have a material impact on its financial results for the full year ending December 31, 2018.

Following the issuance of the September 2018 Form 8‑K, the Company continued its forensic investigation under the direction of experienced outside counsel and with the assistance of a third‑party forensics firm. The Company evaluated the findings from the forensic investigation and determined that, other than certain updates to the Company’s “Risk Factors” in its Form 10‑K and Quarterly Reports on Form 10‑Q for the quarterly periods ended March 31, 2019 and June 30, 2019, and consistent with the response set forth above, the Company concluded that the Data Incident did not have a material effect on the Company, its financial statements, legal proceedings, reputation or customer or vendor relationships and therefore no additional disclosure was required.

•	Why there was a delay between the date of the incident (April 29, 2018) and the date it was reported (September 25, 2018);

Response:

The Company respectfully advises the Staff that, as discussed in the September 2018 Form 8‑K, it did not learn of the incident until September 19, 2018, when a third party brought it to the Company’s attention. The Company immediately commenced an investigation under the direction of experienced outside counsel and promptly engaged a third‑party forensics firm to investigate the incident. As soon as the Company understood the parameters of the Data Incident, including the scope of any information obtained by the unauthorized party and potential implications, it reported the Company’s findings in the September 2018 Form 8‑K to inform investors about the incident, one week following the Company’s first awareness of the incident.

•	How you considered the cybersecurity incident in your assessment of disclosure controls and procedures;

Response:

The Company respectfully advises the Staff that it has considered the Data Incident in its assessment of the Company’s disclosure controls and procedures. The Company believes that its disclosure controls and procedures established expedient review and investigation into the Data Incident under the direction of experienced outside counsel and with the assistance of a third‑party forensics firm. The Company provided an oral report of the Data Incident to its Board of Directors and its independent accounting firm and promptly provided public disclosure of the Data Incident in the September 2018 Form 8‑K within one week of the Company’s initial awareness of it. In the ordinary course, the Company reviews its disclosure controls and procedures and its internal controls over financial reporting with its Audit Committee of the Board of Directors, its outside legal counsel, and its independent accounting firm, and the Company continues to enhance and update them, including as part of its ongoing efforts to enhance its cybersecurity safeguards and measures. Through this process the Company determined no

U.S. Securities and Exchange Commission
October 24, 2019

additional disclosures were necessary based on the Company's judgment that its disclosure controls and procedures were effective, and that the Data Incident did not materially affect, nor was it reasonably likely to affect, the Company's internal control over financial reporting.

•	Any action you have taken to remediate the incident and mitigate the harm.

Refer to https://www.sec.gov/rules/interp/2018/33‑10459.pdf

Response:

The Company respectfully advises the Staff that it notified its users that Chegg information had been obtained by an unauthorized party and implemented a password reset for all of its users. The Company did not offer any broad‑based remedial measures such as free credit monitoring for users at the Company’s expense. As part of the Company’s ongoing activities to implement and update its cybersecurity safeguards, measures and procedures, the Company did not incur any material expenses outside of the ordinary course to warrant specific disclosure in its Management’s Discussion and Analysis and financial statements contained in the Form 10-K or its Quarterly Reports on Forms 10-Q issued since the Form 10-K.

Additionally, in the Form 10-K, Item 1A—Risk Factors—“Any significant disruption, including those related to cybersecurity or arising from cyber-attacks, to our computer systems, especially during peak periods, could result in a loss of students, college and/or brands which could harm our business, results of operations and financial condition,” the Company disclosed the limitations of its cybersecurity mitigation activities by stating “While we have implemented physical, technical and administrative safeguards designed to help protect our systems, in the event of a system interruption or a security exposure or breach, they may not be as effective as intended and we may not have adequate insurance coverage to compensate for related losses.”

Form 10-Q for the Quarter Ended June 30, 2019

Notes to Consolidated Financial Statements

Note 7. Convertible Senior Notes, page 18

2.
We note you issued convertible notes of $345 million and $800 million in 2018 and during the six months ended June 30, 2019, respectively.  The conversion option was subject to satisfaction of certain events.  Addressing the significant terms of the notes in greater detail, including but not limited to the conversion and redemption terms, please tell us your basis for bifurcating the convertible notes into liability and equity components for all periods presented.  Refer to your basis in the accounting literature.

Response:

The Company respectfully advises the Staff that it allocated the proceeds received from both the Company's 0.25% convertible senior notes due 2023 (the “2023 notes”) and the Company's 0.125% convertible senior notes due 2025 (the “2025 notes” and together with the 2023 notes, the “notes”) into liability and equity components, for all periods presented, pursuant to guidance in Accounting Standards Codification (“ASC”) 470-20 - Debt with Conversion and Other Options (“ASC 470-20”).

The Cash Conversion subsection in ASC 470-20 applies to an issuer’s accounting for a convertible debt instrument that meet the following two conditions: (i) upon conversion, the instrument may be settled either fully or partially in cash or other assets in accordance with its stated terms (“Condition 1”) and (ii) the cash conversion feature is not required to be separately accounted for as a derivative instrument under ASC 815-15, Embedded Derivatives (“ASC 815-15”) (“Condition 2”). The Company considered each of these conditions as summarized below.

Condition 1

In accordance with the guidance in ASC 470-20-15-4, the Company concluded that the notes, upon conversion and by their stated terms, provide for, at the Company’s election, cash settlement, physical settlement in shares, or some combination of cash settlement and physical settlement. Therefore, Condition 1 is met.

U.S. Securities and Exchange Commission
October 24, 2019

Condition 2

Each $1,000 principal amount of the 2025 notes and 2023 notes is initially convertible into 19.3956 and 37.1051 shares of the Company’s common stock, respectively. The notes are convertible at the option of the holders upon the satisfaction of certain conditions as described in the indentures. The Company concluded the conversion features did not require bifurcation pursuant to ASC 815-15-25-1. Specifically, while the Company determined that (i) the conversion features were not clearly and closely related to the host contracts, (ii) the notes (i.e., hybrid instrument) are not remeasured at fair value under otherwise applicable generally accepted accounting principles in the United States with changes in fair value reported in earnings as they occur and (iii) the conversion features, if freestanding, would meet the definition of a derivative pursuant to ASC 815-10-15-83, the Company concluded such conversion features meet the equity scope exception described in ASC 815-10-15-74(a), and therefore, the conversion features are not required to be bifurcated from the notes. In assessing the equity scope exception described in ASC 815-10-15-74(a), the Company made the following considerations:

Indexed to its own stock (ASC 815-10-15-74(a)(1))

The Company first evaluated the exercise contingencies in the notes (i.e., share price condition, trading price condition, call option condition, specified corporate events condition) and concluded that none of the contingencies are based on either (i) an observable market, other than the market for the Company's stock, or (ii) an observable index, other than an index calculated or measured solely by reference to the Company's operations. As such, the Company concluded these exercise contingencies do not preclude the conversion options from being considered indexed to the Company's stock.

The Company then evaluated the conversion features’ settlement terms. In doing so, the Company concluded that the conversion features are not “fixed-for-fixed” due to the terms of the conversion rates providing for adjustment upon the occurrence of certain dilutive events (i.e., stock dividends, stock splits, issuance of stock rights, distribution of capital stock, etc.), voluntary adjustments (at the board of director’s discretion) and make-whole adjustment upon the occurrence of certain events (i.e., fundamental change) prior to the maturity date of the notes. However, in each instance the Company concluded such adjustments to the settlement terms of the conversion features do not preclude the conversion features from being indexed to the Company’s own stock. Specifically, the Company noted the following:

•
The conversion rate adjustments associated with the dilutive events result from the occurrence of events that invalidate an implicit assumption in a standard valuation model, adjust the terms of the conversion rate to offset the net gain or loss resulting from these activities that could be dilutive to the value of the conversion features, and cannot result in a settlement based on a fixed monetary amount. Accordingly, consistent with ASC 815-40-15-7C through 15-7G, the conversion rate adjustments associated with these dilutive events do not preclude the conversion features from being considered indexed to the Company’s own stock;

•
The potential adjustment to the conversion rate based on the board of director’s discretion does not preclude the conversion features from being indexed to the Company’s own stock, which is consistent with the guidance in ASC 815-40-15-7H; and

•
The make-whole adjustment does not protect against an adverse change in fair value of the conversion features that is not attributable to the specified event, provide an adjustment to the terms of the conversion features that exceeds the effect that the specified event would have on its fair value, or provide a settlement based on a fixed monetary amount, and therefore, does not preclude the conversion features from being indexed to the Company’s own stock and appears consistent with the implementation guidance in ASC 815-40-55-45 through 55-46.

Classified in stockholders’ equity (ASC 815-10-15-74(a)(2))

Although the notes provide the Company with the option to settle in cash, shares or a combination of cash and shares, the Company considered each of the criteria in ASC 815-40-25-10 to determine there are no circumstances in which the Company could be forced to net cash settle the notes. No circumstances were identified that would require cash settlement, and therefore, the Company concluded the conversion features, if freestanding, would be classified within stockholders’ equity.

In summary, because the Company determined the notes met both Condition 1 and Condition 2, the Company then allocated the proceeds of the notes between liability and equity components pursuant to the guidance in ASC 470-20-25-23, which requires the application of ASC 470-20-30-27 (determination of the liability component) and ASC 470-20-30-28 (equity component). That is, the Company determined the carrying amount of the liability component (before the allocation of any transaction costs) on the basis of the fair value of a hypothetical nonconvertible debt instrument and determined the carrying amount of the equity component by using a residual approach.

U.S. Securities and Exchange Commission
October 24, 2019

Evaluation of Embedded Redemption Features

In addition to the conversion features, the notes are also contingently puttable and contingently callable upon the occurrence of certain events (i.e., event of default, certain fundamental changes, etc.). In evaluating these embedded redemption features under ASC 815-15-25-1, the Company applied the guidance in ASC 815-15-25-42 and concluded the contingent put options and contingent call options within the notes were clearly and closely related to the host instrument, and therefore, did not require bifurcation from the notes. Specifically, the Company noted the following in applying ASC 815-15-25-42:

•
The Company concluded the contingent put options and contingent call options do not involve a substantial premium or discount as the payoff profile of all contingent put options is limited to the par value of the notes, plus any accrued and unpaid interest; and

•	The contingent put options and call options have an underlying other than an interest rate or interest rate index, and therefore, the guidance in ASC 815-15-25-26 does not apply.

Capped Call Transactions, page 21

3.
In connection with the 2023 and 2025 notes, you entered into capped call transactions and recorded $39.2 million and $85.1 million in additional paid-in capital, respectively.  You indicated that since the transactions “met certain accounting criteria,” they were not accounted for as derivatives and were therefore recorded in the stockholders' equity. Please provide us your analysis, with reference to your basis in the accounting literature.

Response:

The Company respectfully advises the Staff that the capped call transactions related to the notes are appropriately recorded as a reduction to additional paid-in capital included within stockholders' equity, for all periods presented, pursuant to guidance in ASC 815, and provides the following analysis supporting the Company's position.

In accounting for the capped call transactions, the Company first considered whether they fit within the scope of ASC 480, Distinguishing Liabilities from Equity (“ASC 480”). These purchased call options on the Company’s stock are freestanding instruments but do not represent an obligation on the part of the Company, and therefore, are not within the scope of ASC 480.

The Company then considered whether the freestanding capped call instruments met the definition of a derivative pursuant to ASC 815-10-15-83. While the Company determined the capped call instruments have characteristics of derivatives as they have an underlying (the Company’s stock price), a notional amount (number of shares), have a small initial investment compared to the cost of purchasing the shares themselves and explicitly provide for net share settlement, the Company concluded the capped call instruments meet the equity scope exception described in ASC 815-10-15-74(a), and therefore, the capped call instruments may be classified within stockholders’ equity. Specifically, the Company noted the capped call options were structured to closely follow the conversion and other provisions of the notes (as described and assessed in the Company's response to comment 2), and have the same exercise contingencies and adjustments to the settlement amount (i.e., dilutive events, voluntary adjustments and make-whole adjustments). Similar to the analysis for the conversion features, the Company determined the capped call instruments are (i) indexed to the Company’s own stock and (ii) are classified within stockholders’ equity.

4.
For the benefit of your investors, please expand your disclosures to discuss what will happen with the capped calls when the notes are converted.  Further clarify how the capped calls will reduce the potential dilution to holders of the Company's common stock after a conversion of the convertible notes and/ or offset the cash payments that you would be required to make in excess of the principal amount of any converted notes.

Response:

The Company respectfully advises the Staff that in the Form 10-Q for the Quarter Ended June 30, 2019 and filed on July 29, 2019, the Company included disclosures within Note 7, Convertible Senior Notes, of the “Notes to Condensed Consolidated Financial Statements” covering how the capped call instruments will reduce the potential dilution to holders of the Company's common stock after a conversion of the convertibles notes and/or offset the cash payments that the Company would be required to make in excess of the principal amount of any converted notes. The Company will provide additional disclosures in future filings, to provide additional clarification as follows (additions underlined):

U.S. Securities and Exchange Commission
October 24, 2019

Note 7. Convertible Senior Notes [from page 21]:

Capped Call Transactions

Concurrently with the offering of the 2025 notes and 2023 notes, we used $97.2 million and $39.2 million, respectively, of the net proceeds to enter into privately negotiated capped call transactions which are expected to generally reduce or offset potential dilution to holders of our common stock upon conversion of the notes and/or offset the potential cash payments we would be required to make in excess of the principal amount of any converted notes. The capped call transactions automatically exercise upon conversion of the notes and cover 15,516,480 and 12,801,260 shares of our common stock for the 2025 notes and 2023 notes, respectively, and are intended to effectively increase the overall conversion price from $51.56 to $79.32 per share for the 2025 notes and $26.95 to $40.68 per share for the 2023 notes. The effective increase in conversion price as a result of the capped call transactions serves to reduce potential dilution to holders of our common stock and/or offset the cash payments we are required to make in excess of the principal amount of any converted notes. As these transactions meet certain accounting criteria, they are recorded in stockholders’ equity as a reduction of additional paid-in capital on our condensed consolidated balance sheets and are not accounted for as derivatives. The fair value of the capped call instrument is not remeasured each reporting period. The cost of the capped call is not expected to be deductible for tax purposes.

* * *

U.S. Securities and Exchange Commission
October 24, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335‑7130.

Sincerely,
/S/ DAVID A. BELL
David A. Bell

cc:
Andrew Brown, Chief Financial Officer
Robin Tomasello, VP Controller, Chief Accounting Officer
Dave Borders, General Counsel
Chegg, Inc.

Katherine Duncan
Fenwick & West LLP